Exhibit 99.1
The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 1114)
PROPOSED CANCELLATION OF THE OUTSTANDING OPTIONS
GRANTED UNDER THE 2002 SHARE OPTION SCHEME
AND
ADOPTION OF NEW SHARE OPTION SCHEME

The Board proposed:
—	to cancel the outstanding Options granted under the 2002 Share Option Scheme; and

—	to adopt the New Share Option Scheme to replace the 2002 Share Option Scheme.
A circular containing a summary of the details of the outstanding Options to be cancelled and the New Share Option Scheme and a notice of the SGM will be dispatched to Shareholders as soon as possible.
CANCELLATION OF THE OUTSTANDING OPTIONS GRANTED UNDER THE 2002 SHARE OPTION SCHEME
On 15th October, 2008, the Company received written requests from the Optionholders requesting the Company to cancel the outstanding Options granted to them under the 2002 Share Option Scheme but not exercised as the exercise prices for the Options which range from HK$1.320 to HK$1.746 are significantly higher than the recent market prices of the Shares, and they had no intention to exercise such Options to subscribe for the Shares. As at the date of this announcement, there are outstanding Options to subscribe for an aggregate of 92,125,000 Shares granted under the 2002 Share Option Scheme. The following is a summary of the outstanding Options granted under the 2002 Share Option Scheme:

	Number of Shares
Number of	subject to the	Exercise price
Optionholders	Options	HK$	Exercise period
12	34,125,000	1.320	28/12/2006 - 27/12/2016
24	56,500,000	1.746	31/12/2007 - 30/12/2017
1	1,500,000	1.542	21/2/2008 - 20/2/2018
Having considered that the purpose of the share option scheme is to provide incentives or rewards to participants thereunder for their contribution to the Group and / or to enable the Group to recruit and retain high-calibre employees and attract human resources that are valuable to the Group or entities in which the Group holds an equity interest, and that no consideration will be payable by the Company for the cancellation of the Options, the Board has resolved that such requests for cancellation of the Options be put forward to the Shareholders in general meeting for approval in accordance with the rules of the 2002 Share Option Scheme.
The Board considered that the proposed cancellation of the Options is in the interest of the Company as no consideration will be payable by the Company for such cancellation, and upon cancellation of the Options, the Company will no longer be obliged to issue those Shares subject to the Options and the proportionate interest of the Shareholders in the Company will not be diluted as a result. Furthermore, no compensation or any consequential loss will be payable to the Optionholders as a result of such cancellation and there will not be any adverse finance effect on the Company as a result of the cancellation of the Options.
According to the rules of the 2002 Share Option Scheme, cancellation of Options granted but not exercised has to be approved by Shareholders by way of poll and the Optionholders and their associates have to abstain from voting on the relevant ordinary resolution for approving the cancellation. As at the date of this announcement, based on the Company’s records and to the best of the knowledge of the Directors, the Optionholders and their associates are in aggregate interested in 1,125,000 Shares, representing approximately 0.031% of the issued share capital of the Company.
ADOPTION OF NEW SHARE OPTION SCHEME
The 2002 Share Option Scheme was adopted by the Company on 28th June, 2002 and came into effect on 15th July, 2002. The 2002 Share Option Scheme will expire on 14th July, 2012, ie. 10 years from the date the 2002 Share Option Scheme came into effect. If the Company continues to grant options to subscribe for Shares under the 2002 Share Option Scheme, in about four years’ time, upon the expiration of the 2002 Share Option Scheme and the adoption of a new share option scheme in 2012, the Company would be administering options to subscribe for Shares granted under two share option schemes in parallel for most of the duration of the new share option scheme to be adopted in 2012. This would place an administrative burden on the Company. To provide appropriate incentives or rewards to eligible persons for their contributions or potential contributions to the Group or entities in which the Group holds an equity interest, and to avoid having to administer two share option schemes at the same time in the long run, the Board considers that it is in the interests of the Company to terminate the 2002 Share Option Scheme and to adopt the New Share Option Scheme. The Board also proposed to take the opportunity of adopting the New Share Option Scheme (i) to refine the exact scope of persons that the New Share Option Scheme intends to benefit to provide flexibility in giving incentives and rewards to appropriate persons who have or would contribute to the growth of the Group or entities in which the Group holds an equity interest; and (ii) to clarify the circumstances under which options granted to non-employees of the Group or entities in which the Group holds any equity interest would lapse.
The New Share Option Scheme is conditional upon:
(i)	the passing of an ordinary resolution at the SGM approving the adoption of the New Share Option Scheme and the termination of the 2002 Share Option Scheme; and

(ii)	the listing committee of the Stock Exchange granting the listing of, and permission to deal in any new Shares which may fall to be allotted and issued upon the exercise of the subscription rights attaching to the options that may be granted under the New Share Option Scheme.
Options to subscribe for a total of 96,750,000 Shares have been granted under the 2002 Share Option Scheme, of which Options to subscribe for 1,375,000 Shares have been exercised and

Options to subscribe for 3,250,000 Shares have lapsed. Upon termination of the 2002 Share Option Scheme, no further options will be granted thereunder. As it is proposed that the outstanding Options to subscribe for 92,125,000 Shares under the 2002 Share Option Scheme will be cancelled, subject to the approving of the cancellation of the Options at the SGM, upon termination of the 2002 Share Option Scheme, there will not be any outstanding Options granted under the 2002 Share Option Scheme.
As at the date of this announcement, Options to subscribe for 2,800,000 Shares granted under the 1999 Share Option Scheme remained outstanding. The limit on the number of Shares which may be issued upon exercise of all outstanding Options granted and yet to be granted under the New Share Option Scheme and any other schemes must not exceed 30% of the Shares of the Company in issue from time to time.
Shares which may fall to be issued upon exercise of all Options to be granted under the New Share Option Scheme at any time may not exceed 10% of the Shares in issue as at the date of adoption of the New Share Option Scheme. Options previously granted under the 1999 Share Option Scheme, the 2002 Share Option Scheme and any other schemes (including those outstanding, cancelled, lapsed or exercised in accordance with the 1999 Share Option Scheme, the 2002 Share Option Scheme and any other schemes) shall not be counted for the purpose of calculating the scheme limit for the New Share Option Scheme. On the basis of 3,669,765,900 Shares in issue as at the date of this announcement and assuming no Shares are issued or repurchased by the Company prior to the SGM, the scheme limit for the New Share Option Scheme will be 366,976,590 Shares.
GENERAL
A circular containing a summary of the details of the outstanding Options to be cancelled and the New Share Option Scheme and a notice of the SGM will be dispatched to Shareholders as soon as possible.
DEFINITIONS

“1999 Share Option Scheme”	the share option scheme of the Company which was adopted by the Company on 18th September, 1999 and terminated by the Company on 28th June, 2002;

“2002 Share Option Scheme”	the existing share option scheme of the Company which was adopted by the Company on 28th June, 2002 which came into effect on 15th July, 2002 and expiring on 14th July, 2012;

“associates”	has the meaning ascribed thereto in the Listing Rules;

“Board”	the board of Directors;

“Company”	Brilliance China Automotive Holdings Limited (

), an exempted company incorporated in Bermuda with limited liability, whose securities are listed on the Stock Exchange;

“Directors”	directors of the Company;

“Group”	the Company and its subsidiaries;

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange;

“New Share Option Scheme”	the share option scheme proposed to be adopted by the Company at the SGM;

“Optionholder(s)”	holder(s) of the Options;

“Option(s)”	option(s) to subscribe for Shares granted by the Company under the 1999 Share Option Scheme, the 2002 Share Option Scheme and the New Share Option Scheme (as the case may be);

“SGM”	the special general meeting of the Company to be held to consider and, if appropriate, to approve the cancellation of the Options, the adoption of New Share Option Scheme and the termination of the 2002 Share Option Scheme;

“Share(s)”	share(s) at par value of US$0.01 each in the capital of the Company;

“Shareholder(s)”	holder(s) of Shares;

“Stock Exchange”	The Stock Exchange of Hong Kong Limited;

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong Special Administrative Region of the People’s Republic of China; and

“US$”	United States dollars, the lawful currency of the United States of America.

By order of the Board

Brilliance China Automotive Holdings Limited Wu Xiao An (also known as Ng Siu On) Chairman
Hong Kong, 15th October, 2008
As at the date of this announcement, the Board comprises four executive Directors, Mr. Wu Xiao An (also known as Mr. Ng Siu On) (Chairman), Mr. Qi Yumin (Chief Executive Officer), Mr. He Guohua and Mr. Wang Shiping; one non-executive Director, Mr. Lei Xiaoyang; and three independent non-executive Directors, Mr. Xu Bingjin, Mr. Song Jian and Mr. Jiang Bo.
* for identification purposes only